UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company (Issuer))

AIR FRANCE

(Names of Filing Persons (Offeror))

Common shares, par value €2

(Title of Class of Securities)

482516309

(CUSIP Number of Class of Securities)

Jean-Marc Bardy

Air France

45, rue de Paris

95747 Roissy-CDG Cedex

France

+33 1 41 56 78 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:

Jan Ernst de Groot KLM Royal Dutch Airlines Amsterdamseweg 55 1182 GP Amstelveen The Netherlands +31 20 649 91 23	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th Floor New York, NY 10105 USA 1 (212) 424 9000	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 207 330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st Floor New York, NY 10020 USA 1 (212) 610 6427

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$960,300,975	$192,061

*	Estimated solely for the purpose of calculating the amount of filing fee. This is based on (a) the average of the high and low sales prices of KLM New York registry shares on the New York Stock Exchange on March 30, 2004 and (b) the maximum number of KLM common shares that may be tendered in the offer.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one fiftieth of 1% of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$218,161	Filing Party:	Air France
Form or Registration No.:	333-114188	Date Filed:	April 5, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (the “Statement”) amends and supplements the statement originally filed on April 5, 2004 by société Air France (“Air France”), a société anonyme organized under the laws of France. This Statement relates to the offer by Air France to exchange Air France ordinary shares (the “Air France shares”), nominal value €8.50 per share, Air France American depository shares, each representing one Air France share, Air France warrants and Air France American depository warrants, each representing one Air France warrant, for common shares, (the “KLM common shares”) nominal value €2, including New York registry shares, of KLM Royal Dutch Airlines (“KLM”), a company organized under the laws of the Netherlands, upon the terms and subject to the conditions set forth in the Prospectus, dated April 30, 2004 (the “Prospectus”), a copy of which is Exhibit (a)(1) to the Statement and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is Exhibit (a)(3) to the Statement, which, together with the Prospectus, as amended or supplemented from time to time, constitute the “Offer”).

Items 1 (Summary Term Sheet), 4 (Terms of the Transaction), 8 (Interest in Securities of the Subject Company) and 11 (Additional Information)

Items 1, 4, 8 and 11 are hereby amended and supplemented to include the following:

On May 4, Air France announced the completion of the initial offering period of the Offer. The Offer expired at 5:00 p.m., New York City time (11:00 p.m., Amsterdam time) on Monday, May 3, at which time 41,762,597 KLM common shares were validly tendered, including 187,196 KLM New York registry shares tendered pursuant to notice of guaranteed delivery. The tendered KLM common shares, including the KLM New York registry shares tendered pursuant to notice of guaranteed delivery, correspond to a approximately 89.22% of KLM common shares. Air France has accepted all such shares for payment. Payment for the validly tendered KLM common shares will be made promptly through Citibank N.A., the U.S. exchange agent for the offer, and ABN AMRO Bank N.V., the Dutch exchange agent for the offer. In exchange for the tendered KLM common shares, Air France will deliver 45,938,857 new shares (including 8,479,306 shares in the form of American Depositary Shares) and 41,762,597 warrants (including 7,708,460 warrants in the form of American Depositary Warrants).

Air France also announced that the subsequent offering period for the Offer will begin at 3:00 a.m., New York City time (9:00 a.m. Amsterdam time), on Tuesday, May 4, 2004 and will expire at 9:00 a.m., New York City time (3:00 p.m., Amsterdam time) on Friday, May 21, 2004. During the subsequent offering period, KLM common shares will be accepted and promptly paid for as they are tendered. The same per share consideration paid during the initial offering period is extended through the subsequent offering period. KLM common shares that are tendered during the subsequent offering period may not be withdrawn.

Item 11. Additional Information

Item 11 of this Statement is hereby amended and supplemented to include the following:

On April 30, 2004, the Securities and Exchange Commission declared effective the Registration Statement, as amended, relating to the offer. On May 4, 2003, Air France filed the Prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, which is attached hereto as Exhibit (a)(1) and is incorporated herein by this reference.

Item 12. Exhibits.

Item 12 of this Statement is hereby amended and supplemented to include the following:

(a)(1) Prospectus, dated April 30, 2004 (incorporated by reference to Air France’s Rule 424 (b)(3) filing in connection with Registration Statement No. 333-114188 on May 4, 2004).

(a)(13) Press release issued by Air France and KLM on May 4, 2004 (incorporated by reference to Air France’s Form 425 filed on May 4, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCIETE AIR FRANCE

By:	/s/ Philippe Calavia

Name:	Philippe Calavia
Title:	Chief Financial Officer

Date: May 4, 2004